Exhibit 99.1

IESI-BFC LTD. ANNOUNCES STRONG RESULTS FOR THE THREE MONTHS ENDED
MARCH 31, 2011

Toronto, Ontario – April 28, 2011 – IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) reported financial results for the three months ended March 31, 2011.
(All amounts are in thousands of United States (“U.S.”) dollars, unless otherwise stated)

Management Commentary
Reported revenues increased $158.8 million or 60.1% from $264.0 million in the first quarter of 2010 to $422.9 million in the first quarter of 2011 due in large part to our acquisition of Waste Services, Inc. (“WSI”).

Organic gross revenue, which includes intercompany revenues, grew 3.9% on a consolidated basis and is comprised of total price and volume growth of 3.3% and 0.6%, respectively.  Total price and volume improvements in Canada were 4.2% and 0.7%, respectively, and 2.6% and 0.5% in the U.S.  Each revenue growth component has been prepared on a comparable basis, as if WSI’s operations were combined with ours in the current and previously comparable quarter, and has assumed a foreign currency exchange (“FX”) rate of parity when prepared on a consolidated basis.

Strong revenue growth translated into strong adjusted EBITDA(A) and operating income growth.  Adjusted EBITDA(A) was $123.1 million, or 62.1% higher, in the first quarter of 2011 versus $75.9 million in the same quarter a year ago.  Our first quarter adjusted EBITDA(A) margin was 29.1% compared to 28.8% in the first quarter of 2010.  Adjusted operating income(A) was $61.7 million, or 69.1% higher, in the quarter versus $36.5 million in the comparative period last year.

We also generated higher adjusted net income(A) quarter over quarter.  Adjusted net income(A) for the first quarter of 2011 was $28.1 million, or $0.23 per weighted average diluted share (“diluted share”), compared to $18.7 million, or $0.20 per diluted share in the comparative period.

Free cash flow(B) for the quarter totaled $70.6 million and was 68.6% higher than $41.9 million achieved in the comparative period last year.  Our free cash flow(B) margin was 16.7% in the quarter compared to 15.9% in the first quarter of 2010.  Free cash flow(B) growth was the result of strong operating income, partially offset by higher interest expense and higher capital and landfill purchases.  The increase in each of these measures is largely attributable to our acquisition of WSI.

“Our first-quarter results were in line with expectations and we believe we are on track to achieve the outlook we provided for our 2011 financial performance,” said Keith Carrigan, Vice Chairman and Chief Executive Officer of IESI-BFC Ltd.  “We overcame a number of headwinds in the quarter to achieve revenue growth of 60.1% and consolidated organic gross revenue growth of 3.9%.  Our revenue improvement, combined with lower SG&A expenses as a percentage of revenue, translated into adjusted EBITDA(A) margin expansion of 30 basis points and free cash flow(B) margin expansion of 80 basis points, compared with the same period a year ago.  We are pleased with these results, particularly given the challenges that we faced in the quarter due to harsher comparative weather conditions in certain parts of the United States and Canada.”

Mr. Carrigan continued, “In Canada, we delivered solid pricing growth, but harsher weather conditions in the quarter, and most notably in March, resulted in us receiving lower municipal solid and special waste volumes at our landfills.  However, our outlook for the year anticipates that we will fully recoup these volumes as the spring seasonal cycle and our organic sales activities take effect, which will result in a stronger comparative volume performance over the balance of the year.  Like Canada, the U.S. northeast segment experienced harsher weather conditions as well.  However, special and municipal solid waste volumes and higher pricing drove landfill revenue growth, while acquisitions boosted the industrial service line.  In the U.S. south segment, we achieved volume growth in almost all service lines.”

IESI-BFC Ltd. March 31, 2011- 1

“With our anticipated revenue and adjusted EBITDA(A) growth through the balance of the year, we reaffirm our free cash flow(B) guidance of approximately $270 million in 2011,” Mr. Carrigan added.  “We will continue to deploy these proceeds strategically in order to deliver the optimal return to our shareholders.  Even following an active year of acquisitions, we have a robust pipeline and there are attractive opportunities.  However, as always, we continue to take a disciplined and balanced approach to apply our capital in the most accretive manner possible.”

Financial and Other Highlights

For the Three Months Ended March 31, 2011
•	Revenues increased $158.8 million or 60.1% ($149.7 million or 56.7%, excluding FX)
•	Adjusted EBITDA(A) increased $123.1 million or 62.1% ($120.1 million or 58.1%, excluding FX)
•	Adjusted EBITDA(A) margin, on a reported basis, was 29.1%
•	Free cash flow(B) increased $28.7 million or 68.6% ($27.2 million or 65.0%, excluding FX)
•	Free cash flow(B) margin of 16.7%
•	Adjusted net income(A) per diluted share, $0.23
•	Consolidated total price increased 3.3%, prepared on a comparable basis
•	Consolidated volumes increased 0.6%, prepared on a comparable basis

Other Highlights for the Three Months Ended March 31, 2011
•	Successful secondary offering of 10,906 common shares held by TC Carting III, L.L.C., an affiliate of Thayer | Hidden Creek Partners, L.L.C.
•	Repurchase of 1,000 common shares from the underwriters in the secondary offering, at the public offering price of $23.50 per share.

Acquisition of WSI
On July 2, 2010, we completed our acquisition of WSI.  WSI’s Canadian operations are included in our Canadian segment, while their Florida operations are included in our U.S. south segment.  WSI’s operating results have been included with our own since the date of acquisition.  In addition, we have elected to exclude corporate allocated costs from the operating results of our reportable segments.  Accordingly, expenses specific to corporate activities have been presented separately from those presented for our reporting segments, for each current and comparative period presented.

Annual General Meeting
The Company also announced details of its annual general meeting, which are as follows:

Annual General Meeting of Shareholders
Wednesday, May 25, 2011 at 2:00 pm (ET)
The Design Exchange
234 Bay Street
Toronto, Ontario M5K 1B2

IESI-BFC Ltd. March 31, 2011- 2

Financial Highlights
(in thousands of U.S. dollars, except per weighted average share amounts, unless otherwise stated)

	Three months ended March 31
	2011	2010
	(unaudited)	(unaudited)

Operating results
Revenues	$422,850	$264,042
Operating expenses	246,805	151,069
Selling, general and administration ("SG&A")	58,607	39,791
Restructuring expenses	847	-
Amortization	62,819	39,517
Net gain on sale of capital assets	(1,423)	(62)
Operating income	55,195	33,727
Interest on long-term debt	16,518	7,937
Net foreign exchange (gain) loss	(3)	30
Net gain on financial instruments	(1,926)	(542)
Other expenses	186	24
Income before net income tax expense and net loss from equity accounted investee	40,420	26,278
Net income tax expense	17,318	9,543
Net loss from equity accounted investee	4	25
Net income	$23,098	$16,710

Net income per weighted average share, basic	$0.19	$0.18
Net income per weighted average share, diluted	$0.19	$0.18
Weighted average number of shares outstanding (thousands), basic	121,697	82,344
Weighted average number of shares outstanding (thousands), diluted	121,697	93,431

Adjusted EBITDA(A)	$123,097	$75,941
Adjusted operating income(A)	$61,701	$36,486
Adjusted net income(A)(1)	$28,099	$18,684
Adjusted net income(A) per weighted average share, basic	$0.23	$0.20
Adjusted net income(A) per weighted average share, diluted	$0.23	$0.20

Replacement and growth expenditures (see page 9)
Replacement expenditures	$18,042	$11,899
Growth expenditures	7,367	8,184
Total replacement and growth expenditures	$25,409	$20,083

Free cash flow(B)
Cash generated from operating activities (condensed consolidated statement of cash flows)	$54,654	$44,040
Free cash flow(B)	$70,567	$41,860
Free cash flow(B) per weighted average share, diluted	$0.58	$0.45

Dividends
Dividends declared (common shares)	$15,305	$9,893
Dividends declared (participating preferred shares ("PPSs"))	-	1,327
Total dividends declared	$15,305	$11,220

Total dividends declared per weighted average share, diluted	$0.13	$0.12

Note:
(1)          Prior period amounts have been adjusted to reflect the current period’s presentation.

IESI-BFC Ltd. March 31, 2011- 3

	2011			2010
	Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income		Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$1.0054		$0.9708
March 31	$1.0290	$1.0142	$1.0142	$0.9846	$ 0.9607	$0.9607

FX Impact on Consolidated Results
The following table has been prepared to assist readers in assessing the impact of FX on selected results for the three months ended March 31, 2011.

					Three months ended
	March 31, 2010	March 31, 2011	March 31, 2011	March 31, 2011	March 31, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$264,042	$149,737	$413,779	$9,071	$422,850
Operating expenses	151,069	90,849	241,918	4,887	246,805
SG&A	39,791	17,347	57,138	1,469	58,607
Restructuring expenses	-	802	802	45	847
Amortization	39,517	22,024	61,541	1,278	62,819
Net gain on sale of capital assets	(62)	(1,356)	(1,418)	(5)	(1,423)
Operating income	33,727	20,071	53,798	1,397	55,195
Interest on long-term debt	7,937	8,309	16,246	272	16,518
Net foreign exchange loss (gain)	30	(34)	(4)	1	(3)
Net gain on financial instruments	(542)	(1,350)	(1,892)	(34)	(1,926)
Other expenses	24	154	178	8	186
Income before net income tax expense and
net loss from equity accounted investee	26,278	12,992	39,270	1,150	40,420
Net income tax expense	9,543	7,365	16,908	410	17,318
Net loss from equity accounted investee	25	(21)	4	-	4
Net income	$16,710	$5,648	$22,358	$740	$23,098

Adjusted EBITDA(A)	$75,941	$44,157	$120,098	$2,999	$123,097
Adjusted operating income(A)	$36,486	$23,489	$59,975	$1,726	$61,701
Adjusted net income(A)	$18,684	$8,378	$27,062	$1,037	$28,099
Free cash flow(B)	$41,860	$27,205	$69,065	$1,502	$70,567

IESI-BFC Ltd. March 31, 2011- 4

Management’s Discussion
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Segment Highlights – expressed on a reportable basis (excluding the acquisition of WSI on prior period amounts)

			Three months ended March 31
	2010	2011	Change	2011	Change
	(as reported)	(holding FX constant with the comparative period)	(2011 holding FX constant with the comparative period less 2010 as reported)	(as reported)	(2011 as reported less 2010 as reported)

Revenues	$264,042	$413,779	$149,737	$422,850	$158,808
Canada	$100,095	$162,849	$62,754	$171,920	$71,825
U.S. south	$87,800	$168,175	$80,375	$168,175	$80,375
U.S. northeast	$76,147	$82,755	$6,608	$82,755	$6,608

Operating expenses	$151,069	$241,918	$90,849	$246,805	$95,736
Canada	$50,295	$87,742	$37,447	$92,629	$42,334
U.S. south	$53,067	$100,282	$47,215	$100,282	$47,215
U.S. northeast	$47,707	$53,894	$6,187	$53,894	$6,187

SG&A (as reported)	$39,791	$57,138	$17,347	$58,607	$18,816
Canada	$9,418	$14,762	$5,344	$15,584	$6,166
U.S. south	$9,839	$16,783	$6,944	$16,783	$6,944
U.S. northeast	$7,754	$8,147	$393	$8,147	$393
Corporate	$12,780	$17,446	$4,666	$18,093	$5,313

EBITDA(A) (as reported)	$73,182	$114,723	$41,541	$117,438	$44,256
Canada	$40,382	$60,345	$19,963	$63,707	$23,325
U.S. south	$24,894	$51,110	$26,216	$51,110	$26,216
U.S. northeast	$20,686	$20,714	$28	$20,714	$28
Corporate	$(12,780)	$(17,446)	$(4,666)	$(18,093)	$(5,313)

Adjusted SG&A	$37,032	$51,763	$14,731	$52,948	$15,916
Canada	$9,418	$14,762	$5,344	$15,584	$6,166
U.S. south	$9,839	$16,783	$6,944	$16,783	$6,944
U.S. northeast	$7,754	$8,147	$393	$8,147	$393
Corporate	$10,021	$12,071	$2,050	$12,434	$2,413

Adjusted EBITDA(A)	$75,941	$120,098	$44,157	$123,097	$47,156
Canada	$40,382	$60,345	$19,963	$63,707	$23,325
U.S. south	$24,894	$51,110	$26,216	$51,110	$26,216
U.S. northeast	$20,686	$20,714	$28	$20,714	$28
Corporate	$(10,021)	$(12,071)	$(2,050)	$(12,434)	$(2,413)

IESI-BFC Ltd. March 31, 2011- 5

Revenues
Gross revenue by service type
(prepared on a reportable basis – excluding WSI’s operations in the previously comparable quarter)
The following table compares gross revenues, which include intercompany revenues, for the three months ended March 31, 2011 to the comparative period by service offering.  This table has been prepared on a “reportable basis”, which excludes WSI’s results for the previously comparable quarter.

	Three months ended March 31, 2011				Three months ended March 31, 2010
	Canada - stated in thousands of Canadian dollars	Canada - percentage of gross revenue	U.S.	U.S. - percentage of gross revenue	Canada - stated in thousands of Canadian dollars	Canada - percentage of gross revenue	U.S.	U.S. - percentage of gross revenue

Commercial	$72,401	38.5	$79,852	27.9	$45,257	38.3	$48,287	25.6
Industrial	32,112	17.1	41,714	14.6	19,235	16.3	23,760	12.6
Residential	29,619	15.7	60,560	21.1	16,580	14.0	43,688	23.2
Transfer and disposal	44,596	23.7	87,374	30.5	29,730	25.1	62,596	33.2
Recycling and other	9,493	5.0	16,951	5.9	7,456	6.3	10,226	5.4
Gross revenues	$188,221	100.0	$286,451	100.0	$118,258	100.0	$188,557	100.0

Total collection	$143,625	76.3	$199,077	69.5	$88,528	74.9	$125,961	66.8
Transfer and disposal	44,596	23.7	87,374	30.5	29,730	25.1	62,596	33.2
Gross revenues	$188,221	100.0	$286,451	100.0	$118,258	100.0	$188,557	100.0

Gross revenue by service type
(prepared on a comparable basis – including WSI’s operations in the previously comparative quarter)
The following table compares gross revenues, which include intercompany revenues, for the three months ended March 31, 2011 to the comparative period by service offering.  This table has been prepared on a “comparable basis” as if WSI’s operations were combined with ours in the current and previously comparable quarter.

	Three months ended March 31, 2011				Three months ended March 31, 2010
	Canada - stated in thousands of Canadian dollars	Canada - percentage of gross revenue	U.S.	U.S. - percentage of gross revenue	Canada - stated in thousands of Canadian dollars (*)	Canada - percentage of gross revenue	U.S. (*)	U.S. - percentage of gross revenue

Commercial	$72,401	38.5	$79,852	27.9	$66,414	38.0	$72,521	28.7
Industrial	32,112	17.1	41,714	14.6	30,749	17.6	35,859	14.2
Residential	29,619	15.7	60,560	21.1	29,470	16.8	53,432	21.1
Transfer and disposal	44,596	23.7	87,374	30.5	40,884	23.4	76,986	30.4
Recycling and other	9,493	5.0	16,951	5.9	7,384	4.2	14,186	5.6
Gross revenues	$188,221	100.0	$286,451	100.0	$174,901	100.0	$252,984	100.0
Note:
(*)           Prior period amounts have been adjusted for divestitures and have been adjusted to conform to the current period’s presentation.

IESI-BFC Ltd. March 31, 2011- 6

Gross revenue growth or decline components – expressed in percentages and excluding FX
 (prepared on a comparable basis)
The table below has been prepared on a “comparable basis” as outlined above.  However, component percentages presented for 2010 have not been prepared on a comparable basis and accordingly do not include WSI’s results.

	Three months ended March 31, 2011		Three months ended March 31, 2010
	Canada	U.S.	Canada (**)	U.S. (**)

Price
Price	3.0	1.7	5.3	3.4
Fuel surcharges	1.2	0.9	1.0	(0.3)
Total price growth	4.2	2.6	6.3	3.1

Volume	0.7	0.5	9.0	1.0
Total organic gross revenue growth	4.9	3.1	15.3	4.1

Acquisitions, net of divestitures	2.7	10.1	2.6	2.4
Total gross revenue growth	7.6	13.2	17.9	6.5
Note:
(**)           Prior period amounts have been adjusted to conform to the current period’s presentation.

On a “comparable basis”, prepared as if WSI’s operations were combined with ours in the current and previously comparable quarter, our Canadian segment delivered price growth in every service line, excluding industrial, which was only slightly behind last year’s mark.  The primary headwind to comparative gross revenue growth was lower landfill volumes. Weather conditions in 2011, most notably in March, was the primary cause of the volume decline.  We remain optimistic that we will fully recoup these volumes, which, all else equal, will result in stronger comparative quarterly performances over the balance of the year.  All other service lines delivered solid comparative volume growth, through a combination of both organic and acquisition growth, while industrial volumes were essentially flat.  Rising diesel fuel prices also contributed to the increase in comparable fuel surcharges.

U.S. south segment gross revenue growth, presented on a “comparable basis”, increased on the back of acquisitions.  Volume growth across all service lines, excluding residential, also contributed to the comparative increase in gross revenues.  Residential volumes were only down marginally on a comparative basis.  Acquisitions pushed comparative pricing marginally lower in our commercial, and landfill and disposal service lines, but stronger volumes more than offset lower contributions from pricing.  Fuel surcharges also contributed to gross revenue growth period over period.

The increase in U.S. northeast gross revenue growth is largely attributable to our landfill and industrial service lines.  Like Canada, the U.S. northeast segment shared similar comparative weather conditions.  However, higher special and municipal solid waste volumes and higher comparative pricing contributed to landfill revenue growth, while acquisitions supported growth in the industrial service line.  Acquisitions were the primary reasons for higher gross revenues in our commercial service line, partially offset by volume and pricing which fell marginally short of prior year marks.  On a comparative basis, commodity pricing showed continued resilience, while volumes were up slightly but largely unchanged from 2010 levels.  Fuel surcharges were relatively unchanged from the prior year.

Operating expenses
The comparative increase in operating expenses is due principally to our mix of business attributable to our acquisition of WSI and other “tuck-in” acquisitions, FX, higher fuel costs and higher overall collected waste volumes in our pre-existing base business.  Acquisitions are the primary reason for higher disposal, labour, vehicle operating and insurance costs.  Acquisitions also led to higher subcontract costs.  Commodity rebates also contributed to the increase in operating expenses due to higher comparative commodity pricing.  The increase in commodity rebates was most notable in our U.S. northeast and Canadian businesses.  On a sequential basis, however, we realized a 100 basis point improvement in operating expense as a percentage of revenues compared to the fourth quarter of 2010.  In addition, the rising price of fuel and resulting increase in fuel surcharges has also contributed to a higher level of operating expenses relative to revenues quarter over quarter.  As a percentage of reportable revenues, disposal and vehicle

IESI-BFC Ltd. March 31, 2011- 7

operating costs are the primary reasons for this increase which we attribute principally to the composition of revenues we acquired on our acquisition of WSI and other recently completed acquisitions.

Looking at Canada in isolation, the increase in operating expenses as a percentage of reportable revenues is principally attributable to the mix of revenues we acquired from our acquisition of WSI and other “tuck-in” acquisitions.  The mix of revenues acquired on our acquisition of WSI and from other “tuck-in” acquisitions also impacted operating expenses as a percentage of reportable revenues in our U.S. south segment, however, unlike Canada, the impact was favourable.  Our U.S. northeast segment incurred higher comparative trucking and disposal costs due in part to higher comparative volumes.  In addition, an acquisition completed in the first quarter also contributed to the increase in operating costs as a percentage of revenues in the U.S. northeast coupled with higher commodity rebates and higher vehicle operating costs.

SG&A expenses
Excluding the impact of FX, the comparable increase is the result of higher SG&A expense attributable to our acquisition of WSI and other “tuck-in” acquisitions, coupled with organic growth.  The increase is primarily attributable to salaries, which includes higher comparative fair value charges for stock options.  Facility cost increases also contributed to the comparative increase.

Corporate SG&A includes certain executive costs, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources and other administrative support functions.  Corporate SG&A also includes transaction and related costs and charges for fair value changes to stock options.  While we experienced an increase in corporate salary and office costs resulting from our acquisition of WSI, and higher charges for fair value changes in stock options, we did realize a decline in professional fees due in large part to a reduction in legal fees.  As a percentage of reportable revenues, SG&A expense, expressed on an adjusted basis, is 12.5% (2010 – 14.0%).  Rationalizing personnel and operating locations, since our acquisition of WSI, is the primary reason for the comparative improvement.

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to provide disclosure similar to that provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.

Free cash flow(B) - cash flow approach

	Three months ended March 31
	2011	2010	Change

Cash generated from operating activities
(from statement of cash flows)	$54,654	$44,040	$10,614

Operating and investing
Stock option expense	5,344	761	4,583
Acquisition and related costs	315	1,998	(1,683)
Restructuring expenses	847	-	847
Other expenses	186	24	162
Changes in non-cash working capital items	34,633	15,090	19,543
Capital and landfill asset purchases	(25,409)	(20,083)	(5,326)

Financing
Net realized foreign exchange loss	(3)	30	(33)
Free cash flow(B)	$70,567	$41,860	$28,707

IESI-BFC Ltd. March 31, 2011- 8

Free cash flow(B) – adjusted EBITDA(A) approach

	Three months ended March 31
	2011	2010	Change

Adjusted EBITDA(A)	$123,097	$75,941	$47,156

Restricted share expense	174	413	(239)
Capital and landfill asset purchases	(25,409)	(20,083)	(5,326)
Landfill closure and post-closure expenditures	(1,701)	(385)	(1,316)
Landfill closure and post-closure cost accretion expense	1,269	880	389
Interest on long-term debt	(16,518)	(7,937)	(8,581)
Non-cash interest expense	1,353	709	644
Current income tax expense	(11,698)	(7,678)	(4,020)
Free cash flow(B)	$70,567	$41,860	$28,707

Excluding FX, free cash flow(B) increased over the comparative period.  The acquisition of WSI contributed to the free cash flow(B) and adjusted EBITDA(A) growth that we enjoyed on a comparative basis. In addition, we also realized improvements to free cash flow(B) and adjusted EBITDA(A) resulting from a combination of organic growth and other “tuck-in” acquisitions.  Higher debt levels resulting principally from our acquisition of WSI and higher interest rates in Canada and the U.S. was a partial offset to adjusted EBITDA(A) improvements.  Higher capital and landfill asset purchases, due in large part to the acquisition of WSI and other “tuck-in” acquisitions, also partially offset adjusted EBITDA(A) growth.  Proportionately, capital and landfill asset purchases were lower than the comparative period due in large part to the timing of spend and contract wins.  Cash taxes increased comparatively, which was most pronounced in our Canadian business.  Higher cash taxes in Canada are the result of continuing organic base business growth, coupled with the acquisition of WSI.  WSI’s Canadian operations had no meaningful loss carryforwards to shelter income subject to tax.

Capital and landfill purchases
Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended March 31
	2011	2010	Change

Replacement	$18,042	$11,899	$6,143
Growth	7,367	8,184	(817)
Total	$25,409	$20,083	$5,326

Capital and landfill purchases - replacement
Capital and landfill purchases characterized as “replacement” expenditures represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Excluding the impact of FX, replacement expenditures increased.  The increase is principally attributable to higher vehicle and equipment and landfill asset spending.  A larger comparative base business profile, combined with the timing of spend, are the principal reasons for the increase.

Capital and landfill purchases - growth
Capital and landfill purchases characterized as “growth” expenditures represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Growth expenditures declined comparatively.  The decline is entirely attributable to lower comparable vehicle purchases resulting from the timing of contract wins in Canada.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth expenditures will materialize over future periods.

IESI-BFC Ltd. March 31, 2011- 9

Long-term debt
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Summary details of our long-term debt facilities at March 31, 2011 are as follows:

	Available lending	Facility drawn	Letters of credit (not reported as long-term debt on the Condensed Consolidated Balance Sheet)	Available capacity
Canadian long-term debt facilities - stated in Canadian dollars
Senior secured debenture, series B	$58,000	$58,000	$-	$-
Revolving credit facility	$525,000	$328,000	$54,073	$142,927

U.S. long-term debt facilities - stated in U.S. dollars
Revolving credit facility	$1,077,500	$777,000	$144,839	$155,661
Variable rate demand solid waste disposal revenue bonds
(“IRBs”)(2)	$194,000	$109,000	$-	$85,000
Other	$4,293	$4,293	$-	$-

Note:
(2)
IRB drawings at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our U.S. facility.  However, IRB drawings bearing interest at floating rates requires us to issue letters of credit equal to the principal amount of the IRB drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our Canadian and U.S. long-term debt facilities)
At March 31, 2011, funded long-term debt to EBITDA is as follows:

	March 31, 2011		December 31, 2010
	Canada	U.S.	Canada	U.S.

Funded debt to EBITDA	1.90	3.21	1.91	3.20
Funded debt to EBITDA maximum	3.00	4.00	3.00	4.00

Canadian facility
On March 31, 2011, advances under our Canadian facility were $328,000 Canadian dollars (“C$”) and total letters of credit amounted to approximately C$54,100.  Available capacity at March 31, 2011, excluding the accordion, was approximately C$142,900 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our Canadian facility) was 1.9 times.

We increased Canadian facility advances since December 31, 2010 by C$3,000.  Satisfaction of accrued dividends, income taxes payable, and payments on accrued management compensation amounts owing for 2010 are the primary reasons for the increase.  Advances were partially offset by repayments resulting from our application of excess free cash flow(B) to Canadian facility borrowings.

U.S. facility
On March 31, 2011, advances under our U.S. facility were $777,000 and total letters of credit amounted to approximately $144,800.  Available capacity under the facility at Mach 31, 2011, excluding the accordion, was approximately $155,700 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our U.S. facility) was 3.21 times.

The increase in U.S. facility advances since December 31, 2010 totals $16,000 and is due in part to the purchase of 1,000 shares in the secondary public offering at a cost of $23,500.  We also completed one “tuck-in” acquisition in the quarter for total cash consideration of approximately $12,400.  These amounts were partially offset by debt repayments from excess free cash flow(B).

Long-term debt to pro forma adjusted EBITDA(A)
Our pro forma adjusted EBITDA(A) ratio prepared on a combined basis, assuming FX parity, is approximately 2.6 times.

IESI-BFC Ltd. March 31, 2011- 10

Definitions of Adjusted EBITDA and Free cash flow

(A) All references to “Adjusted EBITDA” in this press release are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the condensed consolidated statement of operations and comprehensive income.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  These expenses include transaction costs related to acquisitions and fair value adjustments attributable to stock options.  These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income are detailed in the condensed consolidated statement of operations and comprehensive income or loss beginning with operating income before restructuring expenses, amortization and net gain or loss on sale of capital assets and ending with net income and includes certain adjustments for expenses recorded to SG&A which management views as not being indicative of continuing operations.  A reconciliation between operating income and adjusted EBITDA is provided in the table that follows.  Adjusted operating income and adjusted net income are also presented in the reconciliation below.

IESI-BFC Ltd. March 31, 2011- 11

	Three months ended March 31
	2011	2010

Operating income	$55,195	$33,727
Transaction and related costs - SG&A	315	1,998
Fair value movements in stock options - SG&A	5,344	761
Restructuring expenses	847	-
Adjusted operating income	61,701	36,486
Net (gain) or loss on sale of capital assets	(1,423)	(62)
Amortization	62,819	39,517
Adjusted EBITDA	$123,097	$75,941

Net income	$23,098	$16,710
Transaction and related costs - SG&A	315	1,998
Fair value movements in stock options - SG&A	5,344	761
Restructuring expenses	847	-
Net (gain) or loss on financial instruments	(1,926)	(542)
Other expenses	186	24
Net income tax expense or recovery	235	(267)
Adjusted net income	$28,099	$18,684

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared, and is therefore unlikely to be comparable to similar measures used by other companies.  The purpose of presenting this non-GAAP measure is to provide similar disclosures to other U.S. publicly listed companies in the waste industry.  We use this non-GAAP measure to assess our performance relative to other publically listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this press release have the meaning set out in this note.

About IESI-BFC Ltd.
As North America’s third largest full-service waste management company, we provide non-hazardous solid waste collection and disposal services to commercial, industrial, municipal and residential customers in 12 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  IESI-BFC's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about IESI-BFC, visit our website at www.iesi-bfc.com.

Further Information
IESI-BFC Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@bficanada.com

Management will hold a conference call on Friday, April 29, 2011, at 8:00 a.m. (ET) to discuss results for the three months ended March 31, 2011.  Participants may listen to the call by dialling 1-888-300-0053, conference ID 58005300, at approximately 7:50 a.m. (ET).  International or local callers should dial 647-427-3420.  The call will also be webcast live at www.streetevents.com and at www.iesi-bfc.com.

A replay will be available after the call until Friday, May 13, 2011, at midnight, and can be accessed by dialling 1-800-642-1687, conference ID 58005300.  International or local callers can access the replay by dialling 706-645-9291.  The audio webcast will also be archived at www.streetevents.com and www.iesi-bfc.com.

IESI-BFC Ltd. March 31, 2011- 12

IESI-BFC Ltd.
Condensed Consolidated Balance Sheets
March 31, 2011 (unaudited) and December 31, 2010 (stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	March 31, 2011	December 31, 2010

ASSETS

CURRENT
Cash and cash equivalents	$11,774	$13,406
Accounts receivable	197,849	207,098
Other receivables	493	472
Prepaid expenses	35,704	27,254
Restricted cash	434	434
Other assets	4,838	1,928
	251,092	250,592

OTHER RECEIVABLES	698	806

FUNDED LANDFILL POST-CLOSURE COSTS	9,220	8,949

INTANGIBLES	268,359	272,082

GOODWILL	1,094,897	1,081,868

LANDFILL DEVELOPMENT ASSETS	10,519	12,174

DEFERRED FINANCING COSTS	20,959	21,157

CAPITAL ASSETS	751,022	758,287

LANDFILL ASSETS	974,111	975,691

INVESTMENT IN EQUITY ACCOUNTED INVESTEE	4,210	4,117

OTHER ASSETS	9,296	4,764
	$3,394,383	$3,390,487

LIABILITIES

CURRENT
Accounts payable	$81,222	$100,181
Accrued charges	123,804	136,629
Dividends payable	15,529	15,296
Income taxes payable	9,756	14,425
Deferred revenues	18,398	20,378
Current portion of long-term debt	1,500	1,500
Landfill closure and post-closure costs	6,653	8,229
Other liabilities	6,005	6,091
	262,867	302,729

LONG-TERM DEBT	1,285,994	1,258,159

LANDFILL CLOSURE AND POST-CLOSURE COSTS	94,389	90,010

OTHER LIABILITIES	7,644	7,329

DEFERRED INCOME TAXES	94,509	85,665
	1,745,403	1,743,892

SHAREHOLDERS' EQUITY
Common shares (authorized - unlimited, issued and outstanding - 120,660,739 (December 31, 2010 - 121,429,737))	1,863,368	1,878,286
Restricted shares (issued and outstanding - 67,150 (December 31, 2010 - 277,150))	(1,127)	(5,169)
Additional paid in capital	3,006	7,092
Deficit	(189,251)	(188,972)
Accumulated other comprehensive loss	(27,016)	(44,642)
Total shareholders' equity	1,648,980	1,646,595
	$3,394,383	$3,390,487

IESI-BFC Ltd. March 31, 2011- 13

IESI-BFC Ltd.
Condensed Consolidated Statements of Operations and Comprehensive Income
For the three months ended March 31, 2011 and 2010 (unaudited - stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars, except net income per share amounts)

	2011	2010

REVENUES	$422,850	$264,042
EXPENSES
OPERATING	246,805	151,069
SELLING, GENERAL AND ADMINISTRATION	58,607	39,791
RESTRUCTURING	847	-
AMORTIZATION	62,819	39,517
NET GAIN ON SALE OF CAPITAL ASSETS	(1,423)	(62)
OPERATING INCOME	55,195	33,727
INTEREST ON LONG-TERM DEBT	16,518	7,937
NET FOREIGN EXCHANGE (GAIN) LOSS	(3)	30
NET GAIN ON FINANCIAL INSTRUMENTS	(1,926)	(542)
OTHER EXPENSES	186	24
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS FROM EQUITY ACCOUNTED INVESTEE	40,420	26,278
INCOME TAX EXPENSE
Current	11,698	7,678
Deferred	5,620	1,865
	17,318	9,543
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	4	25
NET INCOME	23,098	16,710

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	13,974	5,347
Derivatives designated as cash flow hedges, net of income tax ($1,835) (2010 - ($116))	3,407	166
Settlement of derivatives designated as cash flow hedges, net of income tax ($132) (2010 - $51)	245	(95)
COMPREHENSIVE INCOME	$40,724	$22,128

NET INCOME - CONTROLLING INTEREST	$23,098	$14,734
NET INCOME - NON-CONTROLLING INTEREST	$-	$1,976
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$40,724	$19,512
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$-	$2,616

Net income per weighted average share, basic	$0.19	$0.18
Net income per weighted average share, diluted	$0.19	$0.18
Weighted average number of shares outstanding (thousands), basic	121,697	82,344
Weighted average number of shares outstanding (thousands), diluted	121,697	93,431

IESI-BFC Ltd. March 31, 2011- 14

IESI-BFC Ltd.
Condensed Consolidated Statements of Cash Flows
For the three months ended March 31, 2011 and 2010 (unaudited - stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	Three months ended
	2011	2010

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$23,098	$16,710
Items not affecting cash
Restricted share expense	174	413
Accretion of landfill closure and post-closure costs	1,269	880
Amortization of intangibles	12,164	7,057
Amortization of capital assets	32,449	19,067
Amortization of landfill assets	18,206	13,393
Interest on long-term debt (amortization of deferred financing costs)	1,353	709
Net gain on sale of capital assets	(1,423)	(62)
Net gain on financial instruments	(1,926)	(542)
Deferred income taxes	5,620	1,865
Loss from equity accounted investee	4	25
Landfill closure and post-closure expenditures	(1,701)	(385)
Changes in non-cash working capital items	(34,633)	(15,090)
Cash generated from operating activities	54,654	44,040
INVESTING
Acquisitions	(12,380)	(52,447)
Proceeds from other receivables	115	139
Funded landfill post-closure costs	(98)	(10)
Purchase of capital assets	(15,902)	(13,902)
Purchase of landfill assets	(9,507)	(6,181)
Proceeds from the sale of capital assets	2,673	64
Investment in landfill development assets	(622)	(264)
Cash utilized in investing activities	(35,721)	(72,601)
FINANCING
Payment of deferred financing costs	(1,020)	(1)
Proceeds from long-term debt	103,483	80,768
Repayment of long-term debt	(84,816)	(38,891)
Common shares issued, net of issue costs	-	(6)
Proceeds from exercise of stock options	292	-
Repurchase of common shares	(23,500)	-
Dividends paid to share and participating preferred shareholders	(15,429)	(11,220)
Cash (utilized in) generated from financing activities	(20,990)	30,650
Effect of foreign currency translation on cash and cash equivalents	425	342
NET CASH (OUTFLOW) INFLOW	(1,632)	2,431

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,406	4,991
CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,774	$7,422

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$11,773	$7,422
Cash equivalents	1	-
	$11,774	$7,422
Cash paid during the period for:
Income taxes	$15,043	$3,840
Interest	$16,296	$8,401

IESI-BFC Ltd. March 31, 2011- 15